Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160487

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 9, 2009)

General Electric Capital Corporation

$11,000,000,000
Variable Denomination Floating
Rate Demand Notes
GE Interest Plus

The GE Interest Plus Notes (the “Notes”) are designed to provide you with a convenient means of investing funds directly with General Electric Capital Corporation (“GE Capital”). The initial interest rate applicable to the Notes and all subsequent changes to the initial interest rate will be disclosed in pricing supplements filed with the Securities and Exchange Commission in accordance with Rule 424(b) under the Securities Act of 1933.

An investment in the Notes involves risks. See “Risk Factors” below and on Page 1 of the accompanying prospectus. In addition, you should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement.

•	We reserve the right to modify, withdraw, or cancel the offer made by this prospectus supplement, the accompanying prospectus and any applicable pricing supplement at any time.

•	The Notes are not equivalent to a deposit or other bank account and are not subject to the protection of the Federal Deposit Insurance Corporation or any other insurance. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program. The Notes are not a brokerage account with GE Capital Markets, Inc. or any other broker/dealer and are not protected by the Securities Investor Protection Corporation under the Securities Investors Protection Act of 1970.

•	The Notes are not a money market fund, in which investors purchase an equity interest in a diversified fund consisting of investments in short term debt securities of many companies, and are not subject to the requirements of the Investment Company Act of 1940 (including diversification of investments) or the Employee Retirement Income Security Act of 1974, as amended.

•	All investments in the Notes are senior, unsecured obligations of GE Capital and are not obligations of or guaranteed by General Electric Company, the Agent Bank or any other company. It is possible to lose money if GE Capital is unable to pay its debts.

•	The floating interest rate on investments in the Notes may not provide a basis for comparison with other investments which use a different method of calculating a variable yield or which pay a fixed yield for a stated period of time. The all-in return may also vary between this and other investments based on the frequency of reinvestment of interest earned. See “The GE Interest Plus Notes — Interest” below for a detailed description of how interest is calculated and paid.

•	The Notes are not listed on any securities exchange and there is no secondary market for the Notes.

For information regarding the GE Interest Plus Notes, please call 1-800-433-4480 or access our website at www.geinterestplus.com.

Please read this prospectus supplement, the accompanying prospectus and any applicable pricing supplement hereto carefully and retain for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

The Notes may be offered through GE Capital Markets, Inc., as agent.

Prospectus Supplement dated March 15, 2011.

SUMMARY

Issuer	General Electric Capital Corporation

Principal Executive Offices of GE Capital	901 Main Avenue, Norwalk CT 06851-1168 (Telephone: (203) 840-6300)

Title	Variable Denomination Floating Rate Demand Notes

Amount	Up to $11,000,000,000 aggregate initial offering price

Agent Bank	The Huntington National Bank

Servicing Agent	Open Solutions, Inc.

Investment Options	• Quick Invest — see page S-7

• Auto Invest — see page S-7

• Check Mailed to Agent Bank — see page S-7

• Wire Transfer — see page S-7

• Direct Investment of Your Payroll, Pension or Social Security Check — see page S-7

• Payroll Deduction — see page S-7

Redemption Options	• Quick Redemption — see page S-8

• By Check — see page S-8

• Written Redemption — see page S-8

• Wire Redemption — see page S-9

Status	The Notes are unsecured and rank equally and ratably with all other unsecured and unsubordinated indebtedness of GE Capital. GE Capital had outstanding approximately $326.359 billion in senior, unsecured debt obligations as of December 31, 2010, that rank equally with the Notes. GE Capital has not issued any secured debt or securities that have priority over the Notes.

Interest	The Notes pay a floating rate of interest. Interest rates vary by an investor’s principal amount of Notes or other factors as determined by the GE Interest Plus Committee. The interest rate applicable to the Notes and all subsequent changes to such interest rate will be disclosed in pricing supplements filed with the Securities and Exchange Commission.

Initial Investment Incentives	We may offer investment incentives to investors who make initial investments in the Notes and additional incentives to investors who make initial investments through payroll deductions. Whether these or other incentives will be available at any time will be determined by the GE Interest Plus Committee in its sole discretion — see page S-6.

Principal	The principal amount of your Notes is equal to the total amount of your investments plus accrued and reinvested interest, less fees, if any, and your redemptions.

Fees	We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, for checks returned for insufficient funds, wire redemptions, stop payment requests, checks written for less than the $250 minimum, and other unusual services.

Redemption at Option of GE Capital	The Notes are redeemable by GE Capital at any time — see page S-9.

Form of Notes	The Notes are offered by prospectus only to persons whose registered addresses are in the United States. The Notes are in uncertificated form.

Taxation	Interest earned on Notes is subject to taxation regardless of whether such interest is reinvested. Backup withholding and information reporting may apply to certain persons — see page 6 of the accompanying prospectus.

Trustee	The Bank of New York Mellon, as successor trustee, under an Indenture dated as of January 25, 2001.

You should rely only on the information provided in this prospectus supplement, the accompanying prospectus and any applicable pricing supplement or incorporated by reference. We have authorized no one to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any applicable pricing supplement is accurate as of any date other than their respective dates.

References in this prospectus supplement to “GE Capital”, “we”, “us” and “our” are to General Electric Capital Corporation.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 (which description is incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus supplement before making a decision to invest in our securities. See “Where You Can Get More Information on GE Capital” in the accompanying prospectus.

Consolidated Ratio of Earnings to Fixed Charges

Year Ended December 31,
2006	2007	2008	2009	2010

1.63	1.56	1.24	0.85	1.13

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

THE GE INTEREST PLUS NOTES

Interest

The Notes will have no stated maturity and will earn interest at floating rates, to be determined by the GE Interest Plus Committee. Rates vary by an investor’s principal amount of Notes or other factors as determined by the GE Interest Plus Committee. Interest on the Notes will accrue daily. The rate of interest paid for any period on the Notes is not an indication or representation of future rates. Accrued interest will be credited and automatically reinvested in additional Notes monthly and will begin to accrue interest on the first day following the date of such reinvestment.

Fees

We may assess certain fees from time to time as determined by the GE Interest Plus Committee in its sole discretion, including, without limitation, for checks returned for insufficient funds, wire redemptions, stop payment requests, checks written for less than the $250 minimum, and other unusual services. Any applicable fees will be directly debited from the aggregate principal amount of your Notes.

Investor Statements

You will receive regular statements (via mail or electronically) showing a summary of all of your transactions in the Notes, interest earned, the principal amount of Notes held by you at the open and close of the period, and other important information. Redemption checks on which payment has been made will not be returned to you, but the check number, date of payment and the amount of each check will be indicated on your statement. However, if you are registered for eService you may view redemption check images on-line at the GE Interest Plus eService website.

Obligation to Review Investment Activity and Maintain Accurate Information On File With Us

You are responsible for promptly examining each monthly statement to determine the accuracy of all redemptions and investments activity made that month. If your statement shows activity that you did not authorize, notify us at once. If you fail to promptly report an unauthorized redemption, you may not be able to recover any losses resulting from the redemption. In addition, you must promptly provide the Servicing Agent with notice of any change in your address. If your registered investment address is not kept up to date and mail is returned to us by the United States Post Office and we cannot locate you, we may be required after a specified time period to remit your investment as abandoned property as required by applicable state unclaimed property law. You may update your address through eService or in writing. Address change requests sent to us in writing must include your investment number and be signed by all owners of the investment.

Minimum Investment

The minimum investment is $500. If your total investment falls below $500, we have the right to redeem all of your investment. Before we redeem your investment we will give you at least 30 days prior written notice reminding you of the minimum and indicating a redemption date if you neglect to bring your total investment to the minimum level required within 30 days of the date of notice.

Initial Investment Incentives

We may from time to time offer marketing incentives to certain investors making an initial investment in the Notes, depending on the amount of the initial investment and/or enrollment in an automatic investment option or certain payroll deduction programs. These incentives have in the past, and may in the future, include offers to issue to initial investors an additional principal amount of Notes. Whether these or other incentives will be available at any time will be determined by the GE Interest Plus Committee in its sole discretion and will be disclosed in pricing supplements filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933.

How to Invest

To invest in the Notes, you may apply online or by mail. If you apply by mail, complete an application and enclose a check for your initial investment. If you apply online, you will be able to invest by transferring funds from a bank account you have successfully linked during the online application process. Cash, money orders, traveler’s checks, starter checks, cashier’s checks, credit card checks, foreign checks and third party checks are not acceptable. Currently, the minimum initial investment is $500. If the principal amount of your Notes falls below this minimum investment level, we reserve the right to redeem your Notes and return the proceeds to you, or deduct a monthly maintenance fee from the principal amount of your Notes.

After your initial investment in the Notes, you may invest in additional Notes at any time, without charge, by any of the following methods:

BY QUICK INVEST.  If you are enrolled in the “Quick Invest” service, you may use the automated phone system at any time during regular business hours, or our online eService website at any time, to withdraw any amount of funds (minimum $25) from your pre-designated bank account and invest the funds in additional Notes through an electronic automated clearinghouse (ACH) transfer. To set up “Quick Invest,” you must have verified your ownership of the linked bank account by either providing us with a voided blank check, or by completing the bank account verification process online). Your investment will be made and interest will begin to accrue on the same day your money is transferred.

Investments made by ACH cannot be redeemed until the later of three business days after the electronic transfer is first completed or when the electronic transfer clears.

BY AUTO INVEST (automatic monthly investment from a bank account). You may withdraw a fixed amount from your pre-designated bank account on a monthly basis through an ACH transfer (minimum $25) and use the funds to invest in additional Notes. To set up “Auto Invest,” you must have verified your ownership of the linked bank account by either providing us with a voided blank check or by completing the online bank account verification process. Your investment will be made and interest will begin to accrue on the same day your money is transferred. Investments made by ACH cannot be redeemed until the later of three business days after the electronic transfer is completed or when the electronic transfer clears.

BY CHECK MAILED TO AGENT BANK.  Mail your investment check to: GE Interest Plus, P.O. Box 6293, Rantoul, IL 61866. Investment checks must be drawn on a bank located in the U.S. and be in U.S. dollars. Your investment will be made and interest will begin to accrue on the first business day that the Agent Bank’s processing unit receives your check provided that the check is received prior to 3:00 p.m. Eastern Time. Investments made by check cannot be redeemed until the later of seven business days after the check is first invested in the Notes or when the check clears.

BY WIRE TRANSFER.  Wire funds to GE Interest Plus, The Huntington National Bank, Indianapolis, IN, ABA No. 274070442. Include your name and investment number in the wire instruction. Wires may only be originated from a bank located in the U.S., and must be payable in U.S. dollars. Your investment will be made and you will begin earning interest on the same business day the wire is received provided that the funds have been received by 2:30 p.m. Eastern Time. Investments made by wire transfer can be redeemed one business day after the date of credit.

BY DIRECT INVESTMENT OF YOUR PAYROLL, PENSION OR SOCIAL SECURITY CHECK.  You may instruct your employer or the Social Security Administration, as appropriate, to invest your entire payroll, pension or social security check directly in the Notes. Your investment will begin to accrue interest on the day it is transferred for investment in the Notes. Investments made in this manner can be redeemed one business day after the date of credit.

BY PAYROLL DEDUCTION.  General Electric Company, its subsidiaries, and certain other companies allow employees to have a fixed amount deducted from each paycheck (minimum $25) and invested in the Notes. Your investment will begin to accrue interest on the business day it is transferred for investment in the Notes. Investments made by payroll deduction can be redeemed one business day after the date of credit.

All investments must be made in U.S. dollars drawn on a U.S. bank located in the U.S. You may change or terminate your investments by payroll deduction or other automatic investment at any time.

For purposes of investments in the Notes, a “business day” is a day on which both the Agent Bank and the Federal Reserve Bank of Chicago are fully open for business.

How To Redeem

You may redeem any part of your Notes at any time as described below. Interest on redeemed investments will accrue to, but not including, the date of redemption. You may redeem all of your Notes only by use of the written redemption option described below. If you apply by mail, checks will be mailed to you automatically shortly after you make an initial investment in the Notes. If you apply online, checks will be mailed to you after you elect to receive checks when you log in to eService and return a completed signature card signed by all owners of the investment. You will only be allowed to use the GE Interest Plus checks we provide you to redeem from your investment.

QUICK REDEMPTION.  If you are enrolled in the “Quick Redemption” service, you may instruct the Servicing Agent, through the automated telephone line or through our eService website, to redeem your GE Interest Plus Notes (minimum of $25, maximum of $50,000 per redemption) and have the proceeds transferred to your pre-designated bank account through an electronic automated clearinghouse (ACH) transfer. To use this option you must have verified your ownership of the linked bank account by either providing us with a voided blank check (if you applied by mail) or by completing the online bank account verification process . After you enter your Quick Redemption transaction into our automated phone system or eService website, you will be provided with the date that the redemption proceeds will be transferred. Interest will accrue on your Notes to, but not including, the business day on which the redemption proceeds are transferred.

REDEMPTION BY CHECK.  You may make redemption checks payable in the amount of $250 or more. If the amount of the redemption check is less than $250, the check will be honored, but a fee will be debited from the principal amount of your Notes by the Agent Bank. If the amount of the redemption check is greater than the principal amount of your Notes, the check will not be honored and we will deduct from the principal amount of your Notes a returned check fee, in an amount periodically determined by the GE Interest Plus Committee Generally, your redemption will be made on the day the Agent Bank’s processing unit receives your redemption check for payment. Even if your Notes are held jointly with someone else, only one signature will be required on a redemption check. The check redemption feature does not create a deposit or a banking relationship with the Agent Bank, GE Capital or General Electric Company.

WRITTEN REDEMPTION.  You may redeem any part of or all of your Notes by written request, including the signatures of all registered owners (including joint owners) of the Notes. A check, payable to the registered owners, for the requested amount (or in an amount equal to the principal amount of your Notes if you are redeeming all of your Notes) will be mailed to the registered noteholder’s address.

WIRE REDEMPTION.  You can redeem any part of your Notes, subject to a $2,500 minimum, by wire transfer if you have pre-authorized the wire redemption option. Wire redemption proceeds can only be wired to the U.S. bank account you have designated on your Wire Redemption enrollment form. To establish this designation, you must send in the form signed by all registered owners of the Notes, with all signatures notarized and a copy of each investor’s identification attached. Funds will be wired on the same business day as the receipt of your wire redemption request, provided that your request is received by the Agent Bank by 12:00 noon Eastern Time. Wire redemption requests received after 12:00 noon Eastern Time on any business day will be processed on the next business day. If your designated bank is not a member of the Federal Reserve system, there may be a delay in wiring funds. Each wire transfer will incur a processing charge of $15 from the Agent Bank, and may also incur an additional charge from your bank or financial institution. The Agent Bank’s records of the wire instructions are binding.

Optional Redemption by GE Capital

We may redeem, at any time at our option, all or any part of the Notes. Any partial redemption of Notes will be effected by lot, or pro rata, or by any other method that is deemed fair and appropriate by the trustee for the Notes, except that we may redeem all of the Notes not meeting guidelines established from time to time by the GE Interest Plus Committee. We will give at least 30 days prior written notice to you if we decide to redeem your Notes. The Notes (or portion thereof) being so redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption, will be paid by check to the registered holder of the Notes, less any tax withholding, if applicable. Interest on the redeemed amount shall cease to accrue on and after the effective date of redemption.

PLAN OF DISTRIBUTION

The Notes are offered in the United States only, on a continuing basis through GE Capital Markets, Inc., a wholly owned subsidiary of GE Capital, acting as agent. No commissions will be paid to such agent for any sales of the Notes. We will pay the agent’s expenses incurred in connection with the offering of the Notes. GE Capital Markets, Inc. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in connection with such indemnification. We also may from time to time designate other agents through whom Notes may be offered.

The Notes are being offered only to persons whose registered addresses are in the United States. If at any time your registered address is outside of the United States, we may redeem all of your Notes. See above “The GE Interest Plus Notes — Optional Redemption By GE Capital.” We reserve the right to withdraw, cancel or modify the offer to sell Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part.

PROSPECTUS

General Electric Capital Corporation

Variable Denomination Floating
Rate Demand Notes

General Electric Capital Corporation may offer from time to time Variable Denomination Floating Rate Demand Notes (the “Notes”).

We will provide specific terms of these securities in supplements to this prospectus. The securities may be offered separately or together in any combination and as separate series. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell these securities on a continuous or delayed basis directly to purchasers, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.

RISK FACTORS

Investing in our securities involves risks.  You should carefully consider the risks described under “Risk Factors” in item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008 (which description is incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Where You Can Get More Information On GE Capital” below.

References in this prospectus to “GE Capital”, “we”, “us” and “our” are to General Electric Capital Corporation.

The date of this prospectus is July 9, 2009.

WHERE YOU CAN GET MORE INFORMATION ON GE CAPITAL

GE Capital files annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public from the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington D.C. located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information on us, including our SEC filings, is also available at our Internet site at http://www.ge.com. However, the information on our Internet site is not a part of this prospectus or any prospectus supplement.

The SEC allows us to “incorporate by reference” into this prospectus the information in other documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

(i) GE Capital’s Annual Report on Form 10-K for the year ended December 31, 2008; and

(ii) GE Capital’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

You may request a copy of these filings at no cost. Requests should be directed to David P. Russell, Senior Counsel, Corporate Treasury and Assistant Secretary, General Electric Capital Corporation, 201 High Ridge Road, Stamford, Connecticut 06927, Telephone No. (203) 357-4000.

THE COMPANY

General Electric Capital Corporation was incorporated in 1943 in the State of New York under the provisions of the New York Banking Law relating to investment companies, as successor to General Electric Contracts Corporation, which was formed in 1932. Until November 1987, our name was General Electric Credit Corporation. On July 2, 2001, we changed our state of incorporation to Delaware. All of our outstanding common stock is owned by General Electric Capital Services, Inc., formerly General Electric Financial Services, Inc., the common stock of which is in turn wholly owned directly or indirectly by General Electric Company (“GE Company”). Financing and services offered by us are diversified, a significant change from the original business of GE Capital, which was financing distribution and sale of consumer and other GE Company products. Currently, GE Company manufactures few of the products financed by us.

We operate in five segments: Commercial Leasing and Lending (CLL), GE Money, Real Estate, Energy Financial Services and GE Commercial Aviation Services (GECAS). These operations are subject to a variety of regulations in their respective jurisdictions. Our services are offered primarily within North America, Europe and Asia.

GE Capital’s principal executive offices are at 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001 (telephone number (203) 373-2211). At December 31, 2008, our employment totaled approximately 73,000.

Indebtedness

At March 31, 2009, the Company had outstanding indebtedness totaling $489.177 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2009, excluding subordinated notes and debentures payable after one year, was equal to $479.681 billion.

Consolidated Ratio of Earnings to Fixed Charges

					Three Months
Year Ended December 31,					Ended
2004	2005	2006	2007	2008	March 31, 2009

1.82	1.66	1.63	1.56	1.24	0.97

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

As set forth above, GE Capital’s ratio of earnings to fixed charges declined to 0.97:1 in the first quarter of 2009 due to lower pre-tax earnings which were primarily driven by higher provisions for losses on financing receivables in connection with the challenging economic environment. As of March 31, 2009, the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges was $154 million. General Electric Company made a $9.5 billion capital contribution to General Electric Capital Services, Inc. in the first quarter of 2009 (of which $8.8 billion was further contributed to GE Capital through capital contribution and share issuance) to improve tangible capital and reduce leverage and General Electric Company does not anticipate additional contributions in 2009.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be added to the general funds of GE Capital and will be available for financing our operations.

CERTAIN TERMS OF THE NOTES

Indenture

The Notes are issued under an Amended and Restated Indenture dated as of January 25, 2001, between GE Capital and The Bank of New York Mellon (successor to The Chase Manhattan Bank), as Trustee. The statements under this heading are subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statements filed with the SEC covering the offering of Notes. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

Agent Bank and Servicing Agent

We have engaged Open Solutions, Inc. to perform recordkeeping, investor servicing and other services in connection with the Notes. We refer to Open Solutions, Inc. as the “Servicing Agent” in this prospectus supplement. The Huntington National Bank has also been engaged to process funds receipts and disbursements and related services. We refer to The Huntington National Bank as the “Agent Bank” in this prospectus supplement. For these services, we pay the Agent Bank and the Servicing Agent an administrative fee.

General

The Notes are issuable in any amount and will mature on demand by you. GE Interest Plus and GE Interest Plus For Businesses constitute the same series of debt securities for all purposes of the Indenture. The Notes are unsecured and rank equally and ratably with all other unsecured and unsubordinated indebtedness of GE Capital. GE Capital has outstanding $482.681 billion in senior, unsecured debt obligations as of March 31, 2009, that rank equally with the Notes. GE Capital has not issued any secured debt or securities that have priority over the Notes. Neither the Indenture, nor any other instrument to which GE Capital is a party, limits the principal amount of the Notes or any other indebtedness of GE Capital that may be issued. The Notes will not be subject to any sinking fund. The Notes will be issued in uncertificated form and you will not receive any certificate or other instrument evidencing the Notes other than the confirmation of your initial investment and periodic statements sent to you. All funds invested in Notes, together with interest accrued thereon, and redemptions, if any, will be recorded on a register maintained by the Servicing Agent.

Modification of the Indenture

The Indenture permits us and the trustee for the Notes, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding:

•	to add any provisions to or change in any manner or eliminate any of the provisions of the Indenture, or

•	to modify in any manner the rights of the holders of Notes.

However, the Indenture provides that, unless each holder agrees, we cannot:

•	change the character of the Notes from being payable upon demand,

•	reduce the principal amount of any Note, or

•	reduce the 66 2/3 percentage of the aggregate principal amount of Notes needed to make any addition or modification.

Events of Default

An event of default with respect to the Notes is defined in the Indenture as being:

•	default for 20 days in payment of any principal or interest on any Note which is not due to administrative error. An administrative error shall not be considered an event of default unless such error shall have continued uncorrected for a period of 30 days after written notice to the Agent Bank and the trustee for the Notes (with a copy to GE Capital). The trustee for the Notes will be the sole judge of whether an administrative error has been corrected;

•	default for 60 days after written notice to GE Capital in the performance of any other covenant with respect to the Notes; or

•	certain events of bankruptcy, insolvency or reorganization.

Each year, the Indenture requires us to file with the trustee for the Notes a written statement as to the presence or absence of certain defaults under the Indenture. The trustee for the Notes shall, within 90 days after the occurrence of a default in respect of the Notes, give to the holders thereof notice of all uncured and unwaived defaults known to it (the term default to mean the events specified above without grace periods). The trustee for the Notes shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Notes except in the case of default in the payment of principal or interest on any of the Notes. The Indenture provides that during the continuance of an event of default, either the trustee for the Notes or the holders of 25% in aggregate principal amount of the outstanding Notes may declare the principal of all such Notes to be due and payable immediately. However, under certain conditions such declaration may be annulled by the holders of a majority in principal amount of such Notes then outstanding. The holders of a majority in principal amount of Notes then outstanding may also waive on behalf of all holders past defaults with respect to the Notes except, unless previously cured, a default in payment of principal of or interest on any of the Notes.

Concerning the Trustee

The trustee for the Notes acts as trustee under several other indentures with GE Capital, pursuant to which a number of series of senior, unsecured notes of GE Capital are presently outstanding.

Termination, Suspension or Modification

We expect that you will be able to invest in the Notes indefinitely, but we reserve the right at any time to suspend or terminate the Notes offering entirely, or from time to time to modify the procedures for investing in or redeeming the Notes in part. We also reserve the right to modify, suspend or terminate particular investment options and redemption methods. Written notice of any material modification, suspension or termination will be provided to you at least fifteen calendar days prior to the effective date.

GE Interest Plus Committee

The GE Interest Plus Committee consists of officers of GE Capital designated by our Board of Directors. The Committee has the full power and authority to amend procedures and options for investing in and redeeming the Notes as described above under “Termination, Suspension, or Modification.” The Committee may also interpret applicable provisions, adopt rules and regulations and make certain determinations regarding the Notes. The members of the Committee are our Senior Vice President, Corporate Treasury and Global Funding Operation and two of our Vice Presidents and Assistant Treasurers. Alternate members of the Committee may also serve from time to time. Members of the Committee receive no additional compensation for Committee services.

Taxes

Payments of interest on the Notes will be taxable in the year in which such interest is accrued or received (in accordance with the holder’s method of tax accounting), regardless of whether such interest is reinvested. No part of such interest is excludible from taxable income. Backup withholding and information reporting requirements may apply to certain non-corporate U.S. holders. The interest income also may be subject to taxation by some state and local governments. Holders of Notes that are not corporations will receive a statement from the Servicing Agent each year that states the full amount reported to the Internal Revenue Service as taxable income.

The U.S. Federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

The Notes are offered in the United States only, on a continuing basis and may be offered through GE Capital Markets, Inc., a wholly owned subsidiary of GE Capital, acting as agent. No commissions will be paid to such agent for any sales of the Notes. We will pay the agent’s expenses incurred in connection with the offering of the Notes. GE Capital Markets, Inc. may be deemed to be an

“underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in connection with such indemnification. We also may from time to time designate other agents through whom Notes may be offered.

The Notes are being offered only to persons or businesses whose registered addresses are in the United States. If at any time your registered address is outside of the United States, we may redeem all of your Notes. We reserve the right to withdraw, cancel or modify the offer to sell Notes at any time. We have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole, or in part.

FINRA Regulations

GE Capital Markets, Inc. is an affiliate of GE Capital and may participate as an agent in the distribution of the securities issued pursuant to this prospectus. NASD Rule 2720 imposes certain requirements when a Financial Industry Regulatory Authority member such as GE Capital Markets, Inc. distributes an affiliated company’s securities. As a result, we will conduct any offering in which GE Capital Markets, Inc. acts as agent in compliance with the applicable requirements of Rule 2720. The maximum compensation we will pay to underwriters in connection with any offering of the securities will not exceed 8% of the maximum proceeds of such offering.

LEGAL OPINION

Gail Pflederer, Senior Counsel, Corporate Treasury and Assistant Secretary of GE Capital will provide an opinion for us regarding the validity of the Notes. Ms. Pflederer beneficially owns or has rights to acquire an aggregate of less than 0.01% of GE Company’s common stock.

EXPERTS

The consolidated financial statements and schedule of GE Capital as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated herein by reference from GE Capital’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated by reference herein in reliance upon the report dated February 6, 2009, also incorporated by reference herein, of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

You should rely only on the information contained in this document or that we have otherwise referred you to. We have not authorized anyone else to provide you with information that is different. We are not making an offer of these Notes in any state where the offer is not permitted. The information in this document is current only as of the date of this document, regardless of the time of delivery of this document or any sale of the Notes.

For Additional Information Concerning
GE Interest Plus, write to:
GE Interest Plus for
P.O. Box 6294
Rantoul, IL 61866-6294

For Current Rates and Other Information:
Call 1-800-433-4480 or visit us at
www.geinterestplus.com

GE Interest Plus®

General Electric
Capital Corporation

$11,000,000,000

Variable Denomination
Floating Rate Notes

Prospectus Supplement
July 9, 2009